Mail Stop 3010

May 21, 2009

VIA USMAIL and FAX (914) 470 - 1407

Mr. James J. Ennis
Chief Financial Officer
CMG Holdings, Inc.
5601 Biscayne Boulevard
Miami, Florida 33137

> **Re:** **CMG Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Form 10-Q for the quarter ended March 31, 2009**
> **Filed on April 15, 2009 and May 20, 2009**
> **File No. 000-51770**

Dear Mr. James J. Ennis:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management's Discussion and Analysis or Plan of Operations

Liquidity and Capital Resources, page 13

1.   Refer to footnote five on page 25. We note you have a line of credit with Smith
        Barney.   Please tell us and disclose in future filings, the maximum remaining
        amount that can be borrowed on this line of credit and all internal and external
        sources of liquidity beyond your cash on hand as of the balance sheet date.
        Reference is made to Item 303(a)(1) of Regulation S-K.

Financial Statements and Notes

Note 1: Description of Business and Summary of Significant Accounting Policies

Business Activity, page 22

2.   We note you account for the transaction between Pebble Beach Enterprises, Inc.
        (Pebble Beach) and Creative Management Group as a reverse merger and
        recapitalization where Creative Management Group is the accounting acquirer.   It
        is not clear how this transaction can be accounted for as both a reverse merger and
        a recapitalization.   Prior to the acquisition, please tell us whether Pebble Beach
        met the definition of a business as defined in EITF 98-3.   To the extent Pebble
        Beach was considered to be a business, treatment of this transaction as a reverse
        merger would be appropriate and the net assets of Pebble Beach acquired in the
        reverse merger would be recorded at fair value.   Please clarify your accounting
        treatment of this transaction.

Certifications

3.   We note that you have identified this report as an "amended annual report" in the
        first paragraph of your certifications.   Given that this is not an "amended annual
        report", please confirm that in future filings, you will include certifications that
        appropriately identify the correct periodic report filed in the first paragraph of
        your certifications.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 - 3472 if you have questions regarding the comments.

Sincerely,

Yolanda Crittendon
Staff Accountant